Rafferty Asset Management, LLC

1301 Avenue of the Americas (6th Avenue), 28th Floor

New York, New York 10019

February 3, 2017

VIA EDGAR

Mr. John Ganley

Mr. Chad Eskildsen

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Direxion Funds (File Nos.: 333-28697 and 811-08243)
Pre-Effective Amendment No. 1 to Registration Statement on Form N-14

Dear Messrs. Eskildsen and Ganley:

Pursuant to Rule 461 of Regulation C under the Securities Act of 1933, as amended (the “1933 Act”), the Fund hereby requests that the staff of the Division of Investment Management accelerate the effective date of the Fund’s 1933 Act Registration Statement on Form N-14, as amended, to as soon as possible on February 3, 2017.

In connection with such request the Fund acknowledges that:

1. Should the Commission or the staff acting pursuant to delegated authority declare the Registration Statement effective, such action does not foreclose any action by the Commission with respect to the filing;

2. The action of the Commission or the staff acting pursuant to delegated authority in declaring the filing effective does not relieve the Fund of responsibility for the adequacy and accuracy of the filing; and

3. The Fund will not assert the staff’s acceleration of effectiveness of the filing as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws.

Furthermore, the Fund is aware that the Division of Enforcement has access to all information provided to the staff of the Division of Investment Management in connection with its review of and the Fund’s comments on this and other filings made with respect to the Registration Statement.

Sincerely,

Direxion Funds

/s/ Eric W. Falkeis

Name:	Eric W. Falkeis
Title:	Principal Executive Officer

Enclosures

cc:	Stacy Fuller, K&L Gates LLP
Angela Brickl, Rafferty Asset Management LLC

RAFFERTY CAPITAL MARKETS, LLC

1010 Franklin Avenue, Garden City, NY 11530

February 3, 2017

VIA EDGAR

Mr. John Ganley

Mr. Chad Eskildsen

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Direxion Funds (File Nos.: 333-28697 and 811-08243)
Pre-Effective Amendment No. 1 to Registration Statement on Form N-14

Gentlemen:

Direxion Funds

REQUEST FOR ACCELERATION.

As the principal underwriter for the Direxion Hilton Tactical Income Fund (the “Fund”), a series of the Direxion Funds, the undersigned hereby requests, Pursuant to Rule 461 of Regulation C under the Securities Act of 1933, as amended (the “1933 Act”), the Fund hereby requests that the staff of the Division of Investment Management accelerate the effective date of the Fund’s 1933 Act Registration Statement on Form N-14, as amended, to as soon as possible on February 3, 2017. The undersigned is aware of its obligations under the 1933 Act.

Very truly yours,

RAFFERTY CAPITAL MARKETS, LLC

/s/ Barbara Martens
Barbara Martens
Chief Compliance Officer